Exhibit 4.1

English Summary of Hebrew Language
Memorandum of Understanding

March 15, 2007

“Parties”	Pointer Telocation Ltd. ("Pointer"), Cellocator Ltd. ("Company"), and Mr. Amnon and Ms. Madi Duchovna-Naveh ("Amnon" and "Madi" respectively and together the "Shareholders"). Madi holds 100% of the issued and outstanding share capital (on a fully diluted basis) of Meshi Hightech Holdings, which holds 100% of the issued and outstanding share capital (on a fully diluted basis) of the Company.

“The Transaction”	Pointer shall purchase from the Company all of the Transferred Assets, including any asset necessary for the continued operation of the Company, free of any charge, encumbrance, debt and/or any third party rights.

“The Transferred Assets”	“Intangible Assets”- the goodwill of the Company and of Amnon, intellectual property, registered patents, the Cellocator tradename and trademark, agreements and obligations with respect to the business of the Company.

“Tangible Assets”- all fixed and non-fixed assets.

“Consideration”	For Intangible Assets:
—	NIS 59,857,984;
—	160,000 ordinary shares, nominal value NIS 3.00 each, in the aggregate amount of NIS 8,071,008 (NIS 50.4438 per share), which constitute 4.03% of the issued share capital of Pointer at the date of the MOU (the "Pointer Shares");
—	A non-trading convertible debenture- exercisable at any time following 15 months after the closing (the "Commencement Date") - convertible into 160,000 ordinary shares, at a nominal value of NIS 3.00 each, in the aggregate amount of NIS 8,071,008, which constitute 4.03% of the issued share capital of Pointer at the date of the MOU (the "Debenture Shares"). If not exercised within 36 months of closing, will be automatically repaid, with interest at prime. Notwithstanding the above, the convertible debenture shall be exercisable prior to the Commencement Date immediately prior to the earlier of (i) the sale of Pointer's shares by DBSI Investments Ltd. ("DBSI") which will grant the holder of the debenture "tag-along" rights; (ii) the sale of all, or substantially all, of Pointer's assets; and (iii) the purchase of all, or substantially all, of the issued and outstanding share capital of Pointer.
For Tangible Assets:
—	The difference between the value of the Tangible Assets and of the transferred obligations of the Company, excluding certain assets;
—	NIS 2,000,000.

“Pointer Shares”	Pointer shall file a registration statement covering the Pointer Shares. To the extent that registration is not completed within 180 days from closing, or that the prospectus is not in force at any time during the period in which the Pointer Shares are required to be covered by an effective registration statement, Pointer shall pay Company and/or Shareholders an amount equal to 2% of the convertible debenture as liquidated damages per each month such default occurs.

Pointer shall file a registration statement covering the Debenture Shares within 15 months from the registration of the Pointer Shares.

The Company shall not sell 5% or more of Pointer’s share capital before 24 months have passed from the closing of the Transaction, without obtaining Pointer’s prior written consent.

“Sale of Pointer Shares”	The Company will have a “tag-along” right on any sale of Pointer shares by DBSI, the controlling shareholder of Pointer.

In the event that the Company shall sell Pointer Shares or Debenture Shares, Pointer shall have the right of first refusal to purchase such shares from the Company.

The aforementioned will not apply with respect to a public sale of Pointer shares, if the sale volume of one transaction or several linked transactions is lower than 5% of Pointer’s issued share capital.

“Director/Observer”	For as long as the Company or its shareholders hold Pointer shares, the Company will be permitted to appoint an observer on its behalf on Pointer’s board of directors, subject to the signing of a non-disclosure agreement by the observer.

For as long as the Company or its shareholders hold at least 5% of Pointer Shares (including holdings resulting from the convertible debenture, even if not converted), the Company will be permitted to request the appointment of a director on its behalf, in place of said observer, unless such appointment would limit the ability of Pointer to register the Pointer Shares.

“Undertaking of Shareholders”	Amnon and Madi undertake to work for Pointer for a period of no less than 3 years from closing, as Chief Technology Officer and as Operation Manager, respectively. Madi shall be directly subordinate to Pointer’s CEO.

“Non-Compete”	The Binding Agreement will include non-compete restrictions on the Shareholders.

“No-Shop”	For a period of 90 days from the signing of this memorandum of understanding, the Company and Shareholders undertake not to make any offers for sale of shares, operations or assets of the Company to any third party, other than sale of supply and services in the ordinary course of the Company’s business.

“Due Diligence”	The signing of a Binding Agreement is subject to completion of a legal, financial and business due diligence review by Pointer, to Pointer’s full satisfaction. The Company shall provide Pointer with all necessary information.

“Binding Agreement”	The parties shall execute a binding agreement, which shall be acceptable by all parties thereto.

“Required Approvals”	The consummation of the Transaction is subject to obtaining all approvals required by law or by agreements to which the Company is a party, including approvals from (i) the Office of the Chief Scientist; (ii) the Investment Center; (iii) banks; (iv) customers, suppliers and third parties; (v) consent of 70% of Company employees to transferring their employment to Pointer.

The Company’s approved enterprise status will be transferred to Pointer upon consummation of the Transaction.

The transfer of Company employees to Pointer shall be based upon preserving all employee rights.

“Timetable”	The parties intend to execute a Binding Agreement by May 31, 2007 and to consummate the Transaction no later than June 30, 2007. The Binding Agreement shall provide that to the extent that closing shall occur after June 30, 2007 (the “Effective Date”) but before the expiration of the agreement (which shall be 6 months from the signing of the Binding Agreement), then, subject to the closing of the Binding Agreement, the Company’s revenue accrued between the Effective Date and the actual closing shall be transferred to Pointer, and Pointer shall pay the Company interest at prime + 1% on the cash portion of the Consideration with respect to said period.

“Force”	Excluding the Non-Compete and No-Shop provisions, which constitute a binding agreement between the parties hereto, this memorandum of understanding shall be non-binding.